April 11, 2006

via U.S. mail and facsimile

Richard Burger, Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

	Re:	Item 4.02 Form 8-K
	Filed:	May 22, 2006
	File No.: 3-124334

Dear Mr. Burger:

We have reviewed your response letter dated April 7, 2006 and have the following additional comment.

1. We note your response to our letter dated March 23, 2006. You state that based on your re-evaluation, your chief executive officer and chief financial officer concluded that there were deficiencies in your disclosure controls and procedures as of September 30, 2005. However, please clarify to us whether, based on your re-evaluation, you have determined your disclosure controls and procedures as of September 30, 2005 to be effective or ineffective.

Please be advised of the following:
* In the future, if you determine that your disclosure controls and procedures remain effective, despite the identification of a material error, the basis for your conclusion should be disclosed, including your consideration of the effect of the error on your conclusion.
* If, on the other hand, you determine, based on your re-evaluation, that your disclosure controls and procedures are ineffective, the change in your conclusion should be disclosed.

You also state in your response that you did not disclose the changes in your internal control over financial reporting related to your payables process during the quarter ended December 31, 2005, because your management determined that they did not constitute changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that the correction of the error materially impacted your results of operations, which would suggest that the changes did materially affect your internal control over financial reporting and would require disclosure in your 2005 Form 10-K.

We remind you that in the future, where you have implemented material changes to internal controls over financial reporting, please provide disclosure of these changes.


*    *    *    *


If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3255.



							Sincerely,



							Nili Shah
							Accounting Branch Chief
Mr. Burger
April 11, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE